Exhibit 99.12
ADDENDUM No. 1 DATED SEPTEMBER 17, 2009
TO THE AMENDED AND RESTATED SERVICES AGREEMENT
DATED OCTOBER 1, 2008
BETWEEN
“FREESEAS INC.” OF MARSHALL ISLANDS (“THE COMPANY”)
AND
“FREE BULKERS S.A.” OF MARSHALL ISLANDS (“THE MANAGER”)
     In connection with the above mentioned Services Agreement following has been mutually agreed between the Company and Manager.
1/. The Management Fees has been agreed as per clause 6 of the Services Agreement in the amount of $118,500 per month and is to be effective as of October 1, 2009.
2/. This Addendum shall constitute inseparable part of the Services Agreement and all other terms/conditions/provisions and exceptions of the Services Agreement dated October 1 2008 shall remain unaltered and in full force and effect.
     IN WITNESS WHEREOF the parties hereto have caused this Addendum No. 1 to be executed by their duly authorised representatives as of September 17, 2009.

FOR “FREESEAS INC.”

FOR “FREE BULKERS S.A.”